MANHATTAN MINERALS CORP.

NEWS RELEASE

December 9, 2002                                                                                                                            Toronto Stock Exchange
                                                                                                                                                       Trading Symbol: MAN

MANHATTAN DELIVERS POSITIVE ENVIRONMENTAL IMPACT STUDY

Manhattan Minerals has delivered the Environmental Impact Study (EIS) on the Tambogrande TG-1 project to the Government of Peru through the Ministry of Energy and Mines. This satisfies an important requirement of the option agreement with the Peruvian Government on the Tambogrande concessions. The data contained in the EIS is equally important for achieving a favorable social consensus from the local citizens.

“We are very pleased with the outcome of the Environmental Impact Study. We have met  stringent international standards using the very best engineering principles to design a mining operation that will ensure the region’s agricultural industry can co-exist with mining to improve the region’s standard of living,” says Lawrence Glaser, CEO of Manhattan Minerals Corp.

The EIS is the culmination of three years of independent research and analysis on the existing environmental and social conditions of the district of Tambogrande. The study addresses regional issues by providing for sustained economic development and employment, enhanced community infrastructure and improved living standards, while preserving existing land use.

The EIS, conducted by Klohn Crippen Consultants, exceeds rigorous international environmental and social standards. Highlights of the study include:

Socio-economic

The project will generate substantial financial benefits for Peru and the District of Tambogrande in terms of investment, employment and revenue from royalties and taxes. During mine construction employment will peak at 3,000 workers and average over 1,000 for a period of up to  three years.  During operations the mine will directly employ 350 people and up to 1,750 indirectly. The direct wage component is estimated to be US $100 million over the 12 year operating life of the project.

Throughout the 17-year project life (construction, operations and closure)US $405 million will be spent on Capital Expenditures. The capital costs do not include the substantial expenditures on the purchase of goods and services necessary to support operation of the facilities. In addition, Manhattan Minerals has committed to a Community Development Program, which will improve social infrastructure and ensure sustainable development.

To make room for the open pit and a buffer zone between the pit and the remaining portion of the town, up to 1,800 dwellings will be relocated.  An entire new neighbourhood and urban center, adjacent to the town, will be built.  Those residents wishing to be given a new home in this area will be resettled. Some families may choose to be resettled elsewhere and will be compensated accordingly. The resettlement plan will meet, and in many circumstances exceed, World Bank policy and guidelines developed by the International Finance Corporation.  All residents of the new neighbourhood will have electricity, fresh running water, a sewage system and paved streets. All three of these basic human needs are currently only available in 15% of the homes in the District of Tambogrande.

Engineering and Environmental

The engineering, environmental and social management plans have been designed and modified in response to local and regional issues. The tailings impoundment design includes a double liner system and is being constructed large enough to facilitate co-disposal of all potential sulfide waste rock. A wider buffer zone, sound management practices and the advanced mine engineering are designed to mitigate dust, noise and vibration from the mine. Water diversion dykes have been re-designed to provide flood protection for the town.

None of the water used in the mine operation will come from the agricultural irrigation system’s canals or reservoirs. No irrigation or ground water will be used from the San Lorenzo Valley or the San Lorenzo watershed, preserving this water for agricultural and municipal purposes.

The project is a zero discharge facility.

Northern Peru is subject to high seismic activity and severe El Nino related weather. The mine has been designed to accommodate 1 in 500 year seismic and weather events while the tailing impound closure plan is engineered to withstand a 1 in 10,000 year event.

Upon mine closure an engineered cover (rock, sand and soil) will be placed over the tailings, which will ensure that enough of the seasonal precipitation is retained within the tailings impoundment to prevent any de-saturation of the tailings, thus preventing acid generation conditions. The composite liner of HDPE plus bentonite/sand will prevent or minimize seepage.  Once landscaped with native vegetation, the tailings impoundment will resemble existing hills.

Reclamation of the open pit will result in its return to a similar flood plain environment that exists today.

“I’m confident that after reviewing the EIS, the citizens of Tambogrande and the Peruvian Government will agree we have the capacity and desire to build a mine that will benefit us all,” says Glaser.

The Tambogrande Project is operated by Manhattan Sechura Compañía Minera S.A. (MSCM), a wholly owned subsidiary company of Manhattan Minerals Corp. (MMC).  Following the exercise of an Option Agreement with Centromin (formerly Minero Peru) the project will be developed and operated by a newly incorporated company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by Manhattan and 25% by Centromin.

Additional  information on the Environmental Impact Study, including a media fact sheet and copy of the executive summary can be found on the company website at www. manhattan-min. com.

For further information contact:

Dr. Lawrence Glaser

Telephone: (604) 669-3397

Chairman & CEO

www.manhattan-min.com

This press release contains forward-looking statements that involve risks and uncertainties.  The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release